1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Notice of The Extraordinary General Meeting, dated January 10, 2008	1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: January 11, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 25 February 2008 at 31 Jinrong Street, Xicheng District, Beijing, PRC to consider and, if thought fit, pass the following businesses:

SPECIAL RESOLUTION

“THAT the merger agreements entered into between the Company and each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (all of which are wholly-owned subsidiaries of the Company) (“companies to be merged”), pursuant to which the Company shall merge with the companies to be merged by way of absorption be and are hereby approved and that the board of directors of the Company be and is hereby authorized to do all such acts, execute all such documents and adopt all such steps as it deems necessary, appropriate or suitable to implement and/or give effect to the terms of the merger agreements.”

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 10 January 2008

Notes:

(1)	Pursuant to the Company’s strategic transformation and its consolidated management requirements, the board of directors proposes to improve the existing organisation structure of the Group by managing its businesses through branches instead of subsidiaries from a legal perspective. In accordance with the PRC Company Law, the Company’s provincial branches will take over the management and operation of the Company’s wholly-owned provincial subsidiaries by way of merger by absorption. The resulting organisation structure and management system will be more suitable for the requirements of the Group’s development strategies. They will also enhance the integration and allocation of the Group’s internal resources and further improve the Group’s management standard and overall efficiency, which is in the interests of the Company and its shareholders as a whole. The Company entered into a merger agreement with each of the twenty wholly-owned provincial subsidiaries. Pursuant to the merger agreements, such subsidiaries will be dissolved and all of their assets, businesses, liabilities, rights and obligations shall be assumed by the Company. Completion of the merger will take place upon completion of the de-registration of such subsidiaries by the relevant authorities.

(2)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 25 January 2008 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(6)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 February 2008.

(7)	Closure of the register of members:

The register of members of the Company will be closed from 26 January 2008 to 25 February 2008 (both days inclusive).

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(10)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

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